EXHIBIT C

         Attached hereto as Exhibit C is the Press Release dated December 17, 2002 relating to the withholding of interest payments due December 15, 2002 on the Notes due December 15, 2003.


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                                                                       EXHIBIT C

                                  PRESS RELEASE
                             (For Immediate Release)

                           ---------------------------


     Buenos Aires (December 17, 2002). Banco Rio de la Plata S.A. announced yesterday that interest payments due on December 15, 2002 on its 8.75% Class IV Negotiable Obligations due December 15, 2003 in the aggregate principal amount of US$250,000,000 (the "Existing Notes") will be withheld pending consummation of its exchange offer (the "Offer"), which is scheduled to close prior to the termination of the cure period established for the payment of that interest under the Existing Notes, as specified in the Indenture dated as of May 19, 2000.

     Information regarding the pricing, tender and delivery procedures, terms and conditions of the Offer is contained in our offering documents. The Offer is being made solely pursuant to our offering documents and holders of the Existing Notes are requested to contact Mellon Investors as soon as possible to allow for participation in the Offer. The Offer is being made outside of the United States under Regulation S under the U.S. Securities Act of 1933 and inside the United States pursuant to a separate exemption under such law.

     In order to participate in the Offer, holders of the Existing Notes need to provide to Mellon Investors Services LLC, which is acting as Information Agent on our behalf, certain required certifications as to their jurisdiction of residence in order to allow required documentation to be distributed to such holder. Mellon Investors Services can be contacted at 44 Wall Street, New York, New York 10005, U.S.A., telephone (917) 320-6286.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SAID OFFER IS PROHIBITED, AND ANY SUCH SECURITIES IF ISSUED BY BANCO RIO CANNOT BE SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. BANCO RIO DOES NOT EXPECT TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO MAKE ANY PUBLIC OFFER OF ANY SECURITIES IN ANY JURISDICTION OTHER THAN ARGENTINA. THIS PRESS RELEASE CANNOT BE DISTRIBUTED IN THE UNITED STATES OR FORWARDED TO ANY U.S. NEWS MEDIA NOR DISTRIBUTED OR FORWARDED TO THE NEWS MEDIA OF ANY OTHER COUNTRY IN WHICH SUCH DISTRIBUTION OR FORWARDING COULD BE PROHIBITED.

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